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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549



                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934



                         COMMAND SECURITY CORPORATION
                               (Name of Issuer)



                        Common Stock, par value $0.0001
                        (Title of Class of Securities)



                                  20050L 10 0
                                (CUSIP Number)


                          Thomas P. Kikis, President
                      KIKIS ASSET MANAGEMENT CORPORATION
                               1045 Fifth Avenue
                           New York, New York 10028
                                (212) 439-9595
                      (Name, Address and Telephone Number
                        of Person Authorized to Receive
                          Notices and Communications)


                               December 15, 1996
                     (Date of Event which Requires Filing
                              of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

                               Page 1 of 6 Pages




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CUSIP NO.   20050L 10 0


1)       Names of Reporting Persons          KIKIS ASSET MANAGEMENT CORPORATION
         I.R.S. Identification Nos. of
         Above Persons (Entities Only)       13-3739921

2)       Check the Appropriate Box           (a)               |_|
         if a Member of a Group              (b)               |X|
         (See Instructions)

3)       SEC Use Only

4)       Source of Funds                                       PF

5)       Check Box if Disclosure of Legal
         Proceedings is Required Pur-
         suant to Item 2(d) or 2(e)                            |_|

6)       Citizenship or Place of                               New York
         Organization

Number of                  (7)      Sole Voting Power          677,559 shares
Shares Bene-               (8)      Shared Voting
 ficially                           Power                      ----
Owned by                   (9)      Sole Dispositive
Each Report-                        Power                      677,559 shares
 ing Person                (10)     Shared Dispositive
   With                             Power                      ----

11)      Aggregate Amount Beneficially
         Owned by Each Reporting Person                        677,559 shares

12)      Check Box if the Aggregate
         Amount in Row (11) Excludes
         Certain Shares                                        |_|

13)      Percent of Class Represented
         by Amount in Row (11)                                 9.7%

14)      Type of Reporting Person                              IA, CO


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Item 1.  Security and Issuer.

                  This statement on Schedule 13D (the "Statement") relates to the shares of Common Stock, par value $0.0001 per share ("Common Stock"), of Command Security Corporation, a New York corporation (the "Company"), with its principal executive offices located at Lexington Park, Route 55, P.O. Box 340, La Grangeville, New York 12540.

Item 2.  Identity and Background.

                  (a) This Statement is being filed by Kikis Asset Management Corporation, a New York corporation ("KAMC"). KAMC acts, with full discretionary authority, as investment advisor to clients who own in the aggregate 540,906 shares of Common Stock. These clients include Peter T. Kikis, a director of the Company, who owns beneficially 285,306 shares of Common Stock, including shares issuable on the exercise of warrants and the conversion of shares of the Company's Series A Preferred Stock, par value $0.0001 per share (the "Series A Preferred Stock"). Thomas P. Kikis is the President of KAMC and is responsible for managing such client advisory accounts and is also a director of the Company. Mr. Kikis also owns individually 136,653 shares of the Common Stock, including shares issuable on conversion of the Series A Preferred Stock, and such shares are attributed to KAMC for purposes of this Statement. All such shares of the Common Stock are referred to as the "Shares". See Item 5(a), below.

                  (b) The business address of KAMC and Thomas P. Kikis is 1045 Fifth Avenue, New York, New York 10028.

                  (c) KAMC manages investment accounts for individuals and entities as an investment advisor. The principal occupation of Thomas P. Kikis is as President of KAMC.

                  (d) During the last five years, neither KAMC nor Thomas P. Kikis has been convicted in any criminal proceeding (excluding traffic violations and similar misdemeanors).

                  (e) During the last five years, neither KAMC nor Thomas P. Kikis was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, made it or him subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

                  (f) KAMC is a New York corporation and Thomas P. Kikis is a citizen of the United States of America.

Item 3.  Source and Amount of Funds or Other Consideration.

                  The source of the funds used to purchase the Shares was the personal funds of KAMC's clients and of Thomas P. Kikis.



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Item 4.  Purpose of Transaction.

                  KAMC acquired the Shares described in Item 1 solely for investment purposes. None of KAMC or Thomas P. Kikis currently has any plan or proposal which relates to or would result in any of the matters listed in Item 4 of Schedule 13D, except as noted below and except that KAMC or Thomas P. Kikis may, from time to time or at any time, dispose of Shares or acquire additional shares of Common Stock for KAMC's client accounts or Mr. Kikis's account depending on price and market conditions and other factors.

                  On December 3, 1997, a shareholders derivative action was instituted in the Supreme Court of the State of New York, County of New York (Index No. 606166/97), by Robert J. Rosan and four directors of the Company, Steven B. Sands, Lloyd Saunders, III, Peter T. Kikis and Thomas P. Kikis, against William C. Vassell, Chairman of the Board of the Company, three other directors of the Company, Gordon Robinett, Peter J. Nekos and Gregory J. Miller, and David J. Pollitzer. The complaint in such action asserts claims for, among other things, fraud, constructive fraud, ultra vires actions, waste of corporate assets and breach of fiduciary duty by the defendants. Plaintiffs are seeking monetary damages in an amount not less than $11,000,000, an accounting, a declaratory judgment that a certain shareholders agreement is void, and injunctive relief which, among other things, would enjoin the defendant directors from voting to retain Mr. Vassell on the Board of Directors of the Company.

Item 5.  Interest in Securities of the Issuer.

                  (a) As of the date of this Statement, KAMC owns beneficially (for purposes of Rule 13d-3 under the Securities Exchange Act of 1934) an aggregate of 677,559 (9.3% of the outstanding) shares of Common Stock. This includes (i) 540,906 (7.8% of the outstanding) shares held by KAMC's client accounts, including 285,306 (4.1% of the outstanding) shares owned beneficially by Peter T. Kikis and (ii) 136,653 (2.0% of the outstanding) shares owned beneficially by Thomas P. Kikis. Of the 285,306 shares owned beneficially by Peter T. Kikis, 162,000 are issuable on exercise of currently exercisable warrants held by him and 93,306 are issuable on conversion of shares of the Series A Preferred Stock held by him which are currently convertible. Of the 136,653 shares owned beneficially by Thomas P. Kikis, 46,653 are issuable on conversion of shares of the Series A Preferred Stock held by him which are currently convertible.

                  (b) KAMC, as investment advisor to its advisory clients, has sole voting power and dispositive power over all 677,559 Shares. Such power is exercised by Thomas P. Kikis.

                  (c) During the past 60 days, KAMC has not purchased any shares of Common Stock for its account or the accounts of its advisory clients, nor has Thomas P. Kikis done so.


                  (d)      Not applicable.

                  (e)      Not applicable.


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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

                  Pursuant to KAMC's investment management agreements with its clients, KAMC may participate in any profits realized by such clients from their investments in the Company.

Item 7.  Material to Be Filed as Exhibits.

                  None.


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                                   SIGNATURE

              After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: March 11, 1998

                                  KIKIS ASSET MANAGEMENT
                                  CORPORATION


                                  By:  /s/ THOMAS P. KIKIS
                                          Thomas P. Kikis
                                          President


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